12/30

02069088

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Eastmain Resources Inc.

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
JAN 22 2003
THOMSON
FINANCIAL

FILE NO. 82- 4421 FISCAL YEAR 7-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S*	*(ANNUAL REPORT)*	☑
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL*	*(OTHER)*	☐
DEF 14A	*(PROXY)*	☐			

OICF/BY: dlw

DATE : 1/15/03

82-4421

02 DEC 30 AM 9:10

ARS
7-31-02

EASTMAIN RESOURCES INC.
FINANCIAL STATEMENTS
JULY 31, 2002 AND JULY 31, 2001

EASTMAIN RESOURCES INC.
FINANCIAL STATEMENTS
JULY 31, 2002 AND JULY 31, 2001

INDEX

Stern & Lovrics
Chartered Accountants

Samuel V. Stern, BA, CA
George G. Lovrics, BComm, CA, CPA

Nazli Devji, BA, CMA

AUDITORS' REPORT

To the Shareholders of
Eastmain Resources Inc.

We have audited the balance sheets of Eastmain Resources Inc. as at July 31, 2002 and July 31, 2001 and the statements of loss and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at July 31, 2002 and July 31, 2001 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Stern & Lovrics

Chartered Accountants

Toronto, Ontario
October 1, 2002

1200 Sheppard Avenue East, Suite 406, North York, Ontario M2K 2S5 Tel: (416) 499-8848 Fax: (416) 491-5301

EASTMAIN RESOURCES INC.
BALANCE SHEETS

	July 31 2002	July 31 2001
ASSETS		
CURRENT		
Cash and cash equivalents	$ 2,099,207	$ 588,379
Marketable securities (Note 2)	49,125	226,203
Prepaid and sundry receivables	51,107	36,938
	2,199,439	851,520
CAPITAL ASSETS (Note 3)	28,321	4,605
MINING PROPERTIES (Note 4)	899,102	807,396
DEFERRED EXPLORATION EXPENDITURES (Note 5)	6,697,651	5,895,660
	$ 9,824,513	$ 7,559,181
LIABILITIES		
CURRENT		
Accounts payable	$ 143,927	$ 148,437
SHAREHOLDERS' EQUITY		
CAPITAL STOCK (Note 6)	12,168,190	9,822,338
DEFICIT	(2,487,604)	(2,411,594)
	9,680,586	7,410,744
	$ 9,824,513	$ 7,559,181

APPROVED ON BEHALF OF THE BOARD:

________________________________(signed Donald J. Robinson)
Director

________________________________(signed Hugh R. Snyder)
Director

The attached notes form an integral part of these financial statements

EASTMAIN RESOURCES INC.
STATEMENTS OF LOSS AND DEFICIT

	July 31 2002	July 31 2001
REVENUE		
Management	$ 33,204	$ 22,745
Interest and dividends	80,741	57,053
	113,945	79,798
EXPENSES		
General and office administration	223,808	173,206
(Gain) loss on sale of investments	(51,432)	46,860
Professional fees	12,256	14,900
Amortization	5,323	21,850
	189,955	256,816
NET LOSS FOR YEAR	76,010	177,018
DEFICIT, beginning of year	2,411,594	2,234,576
DEFICIT, end of year	$ 2,487,604	$ 2,411,594
LOSS per common share (Note 6)	$ (0.003)	$ (0.009)

The attached notes form an integral part of these financial statements

EASTMAIN RESOURCES INC.
STATEMENTS OF CASH FLOWS

	July 31 2002	July 31 2001
CASH PROVIDED BY (USED FOR) OPERATIONS		
Net loss for year	$ (76,010)	$ (177,018)
Non-cash items:		
- (gain) loss on sale of investments	(51,432)	46,860
- amortization	5,323	21,850
	(122,119)	(108,308)
Changes in non-cash working capital (Note 7)	(18,679)	32,340
	(140,798)	(75,968)
FINANCING ACTIVITIES		
Capital stock issued	2,460,000	1,207,400
Issue expense	(114,148)	(19,845)
	2,345,852	1,187,555
INVESTING ACTIVITIES		
Acquisition of capital assets	(29,039)	(4,847)
Acquisition of mining claims	(91,706)	(38,007)
Deferred exploration expenditures	(1,065,991)	(1,075,957)
Funding by joint venture partner	250,000	160,000
Government grants	14,000	63,500
Proceeds from sale of marketable securities	228,510	129,129
	(694,226)	(766,182)
INCREASE IN CASH	1,510,828	345,405
CASH AND CASH EQUIVALENTS, beginning of year	588,379	242,974
CASH AND CASH EQUIVALENTS, end of year	$ 2,099,207	$ 588,379

Supplementary information (Note 8)

The attached notes form an integral part of these financial statements

5. SIGNIFICANT ACCOUNTING POLICIES

a) Nature of Financial Statements

All costs of acquiring mineral properties are capitalized. Exploration and development costs incurred to bring a mining property into production, expand the capacity of an operating mine, develop new ore bodies, or develop mine areas substantially in advance of production are capitalized.

If a mineral property or major exploration project is abandoned, or considered to have no immediate value, all costs related thereto are written off. Mineral property acquisition costs and deferred exploration and development costs relating to producing properties will be amortized using a unit-of-production method based on the estimated useful life of the mine.

b) Amortization

Amortization on the Company's capital assets is provided for at 30% per annum on a declining balance basis.

c) Future Operations

The recoverability of the amounts comprising mineral properties and deferred exploration costs are dependent upon the confirmation of economically recoverable reserves, the ability of the Company to obtain necessary financing to successfully complete its exploration and development and upon future profitable production.

d) Joint Ventures

The Company conducts some of its exploration activities on a joint venture basis. These financial statements reflect only the expenditures made by the Company for its proportionate interest in such joint ventures.

e) Fair Market Value of Financial Instruments

The carrying value of cash and cash equivalents, prepaid and sundry receivables, marketable securities and accounts payable approximate fair value given their short-term nature.

5. **SIGNIFICANT ACCOUNTING POLICIES** (contd.)

f) Use of Estimates

Management makes various estimates and assumptions in determining the reported amounts of assets and liabilities, revenues and expenses for each year presented. Changes in estimates and assumptions will occur based on additional information and the occurrence of future events.

g) Flow-through Financing

The Company has financed a portion of its exploration activities through the issue of flow-through shares which transfer the tax deductibility of exploration expenditures to the investor. Proceeds received on the issue of such shares have been credited to capital stock and the related exploration costs have been charged to mining and resource properties.

2. **MARKETABLE SECURITIES**

The marketable securities are recorded at the lower of cost and market value.

3. **CAPITAL ASSETS**

The capital assets are recorded at cost and are comprised as follows:

	Cost	Accumulated Amortization	July 31 2002 Net Book Value	July 31 2001 Net Book Value
Computer equipment	$ 4,847	$ 1,210	$ 3,637	$ 4,605
Field	29,039	4,355	24,684	-
	$ 33,886	$ 5,565	$ 28,321	$ 4,605

4. MINING PROPERTIES

The mining property claims are recorded at cost and consist of the following projects:

	July 31 2002	July 31 2001
Clearwater	$ 265,127	$ 230,823
Abitibi Extension	72,731	58,904
Railroad	37,178	23,122
Other	524,066	494,547
	$ 899,102	$ 807,396

5. DEFERRED EXPLORATION EXPENDITURES

Deferred exploration expenditures are recorded at cost and are comprised as follows:

	Balance July 31, 2001	(Net) Expenditures	Government Grants	Abandoned Mineral Property	Balance July 31, 2002
a) Clearwater	$ 1,932,100	$ 325,723	$ -	$ -	$ 2,257,823
Abitibi extension	110,964	82,161	-	-	193,125
Railroad	550,814	329,489	-	-	880,303
Other	3,301,782	78,618	(14,000)	-	3,366,400
	$ 5,895,660	$ 815,991	$ (14,000)	$ -	$ 6,697,651

	Balance July 31, 2000	Expenditures	Government Grants	Abandoned Mineral Property	Balance July 31, 2001
b) Clearwater	$ 1,464,053	$ 505,547	$ (37,500)	$ -	$ 1,932,100
Abitibi extension	83,158	27,806	-	-	110,964
Railroad	309,182	267,632	(26,000)	-	550,814
Other	3,186,810	114,972	-	-	3,301,782
	$ 5,043,203	$ 915,957	$ (63,500)	$ -	$ 5,895,660

5. **DEFERRED EXPLORATION EXPENDITURES** (contd.)

c) Projects subject to option and royalty agreements as at July 31, 2002:

Kidd Project

The Company holds an option to earn a 100% interest in the Butterworth claims, situated in Wark Township, Timmins, Ontario. The property is subject to a 10% Net Profits Interest Royalty, whereby Eastmain has the option to purchase one half of the royalty. The Company formed a 50/50 joint venture with Falconbridge Limited, which includes the Butterworth claims and adjacent claims owned by Falconbridge. Falconbridge must fund the next $150,000 in work expenditures to earn their 50% interest in this 112 hectare base metal project and the cost of the Butterworth option payments shall be divided equally among the joint venture partners. The owners of the Butterworth claims have accepted notice that further option payments will be suspended until market conditions improve.

Akweskwa Project

The Company has acquired the Akweskwa Project subject to a Net Smelter Return Royalty up to 2.5%, located near Timmins, Ontario. This 752 hectare property includes 9 patented claims optioned from Falconbridge Limited, 7 mining claims optioned from Hanson, 11 mining claims optioned from Bradbrook and 20 mining claims staked by the Company. Eastmain has earned a 50% interest in the Falconbridge claims and a 100% interest in the Bradbrook claims.

The owners of the Hanson claims have accepted notice that further option payments will be suspended until market conditions improve.

5. **DEFERRED EXPLORATION EXPENDITURES** (contd.)

Clearwater Project

Eastmain holds a 50% interest in the 14,480 hectare Clearwater Project, located in Quebec. Over the years, Eastmain has issued 200,000 Common Shares valued at $144,000 for this 50% interest. SOQUEM Inc. has earned the other 50% interest in the project by expending $2 million. Eastmain purchased the outstanding 3% Net Smelter Return Royalty from Boliden Westmin (Canada) Limited in October, 2001, for $45,000.

In May 2002, Eastmain acquired an option to earn a 75% interest in the Clearwater Project by funding $2.5 million in work expenditures over a four year period.

Lac Elmer Project

The Company holds a 50% interest in exploration permit PEM 0001121 totalling 5,000 hectares, located within the Eastmain River area, Quebec, in joint venture with Barrick Gold Corporation. Barrick previously earned a 50% interest in the Lac Elmer Project by funding $1 million in work expenditures.

BHP Agreement (includes Railroad and Abitibi Extension Projects)

The Company's 100% interest in lands formerly under BHP Minerals Canada Ltd.'s control or ownership in Quebec, Ontario and New Brunswick is subject to a 3% Net Smelter Return Royalty. Eastmain has the option to purchase one percent of the Net Smelter Return Royalty for $1 million.

Eastmain and BHP Minerals amended their agreement on March 26, 1999, whereby the Abitibi Extension Project shall be subject to a 2% Net Smelter Return Royalty in favour of BHP. Eastmain has the option to purchase one-half of the royalty for $1 million.

Rocky Lake - Otter Brook Project

The Company granted McBroom Resources Inc. an option to earn a 25% interest in the Rocky Lake - Otter Brook Project, located within the Bathurst Mining District, New Brunswick. McBroom earned its interest in the property by funding $200,000 in work. Any further work shall be funded on a pro rata share of expenditures. Any party failing to contribute its pro rata share of future expenditures shall have its interest converted to 10% net profits interest if its interest is diluted below 10%.

5. **DEFERRED EXPLORATION EXPENDITURES** (contd.)

Abitibi Extension Project

Quaterra Resources Inc. acquired an option to earn a 50% interest in the Abitibi Extension Project in exchange for $1,530,000 in exploration expenditures and 300,000 Quaterra common shares prior to April 30, 2003. Quaterra has contributed in excess of $900,000 towards its earn in and is currently in year four of the four year agreement. Eastmain shall be the project operator and entitled to a 10% management fee.

Tingley Brook Project

Eastmain granted Bubbee Ventures Inc. an option to earn a 25% interest in the Tingley Brook Project, located within the Bathurst Mining District, New Brunswick. Bubbee earned its interest in the property by funding $150,000 in work. Any further work shall 0be funded on a pro-rata share of expenditures. Any party failing to contribute its pro-rata share of future expenditures shall have its interest converted to 10% net profits interest if its interest is diluted below 10%.

Stratabound Agreement

Eastmain acquired an option to earn a 50% interest in 394 claims owned by Stratabound Minerals Corporation, located within the Bathurst Mining District, New Brunswick. Eastmain must incur $1,500,000 in work expenditures prior to April 30, 2005 and issue 50,000 common shares to earn its interest. The Company has the option to earn an additional 10% interest in the property for an additional $50,000 cash and $1,000,000 in exploration expenditures. Eastmain also has the right to contract mine the CNE zinc-lead-silver deposit, located on Mining Lease 251, and split equally any profits with Stratabound.

Railroad

Eastmain owns 100% of the Railroad project subject to a 3% Net Smelter Royalty held by BPH Billiton Limited. Eastmain has the option to purchase one-third of the royalty for $1 million.

6. CAPITAL STOCK

g) The following table sets forth the changes in issued and outstanding Common Shares of the Company:

	Number of Shares	Amount
Authorized:		
Unlimited common shares		
Issued and outstanding - July 31, 2000	17,884,754	$ 8,634,784
Issued during year		
- private placement (b) (net of $14,046 issue expenses)	1,000,000	685,954
- private placements (c) (net of $5,800 issue expenses)	1,449,715	501,600
Issued and outstanding - July 31, 2001	20,334,469	9,822,338
Issued during year for cash:		
- private placements (net of $30,000 issue expenses) (d)	2,160,000	510,000
- private placement (e) (net of $84,148 issue expenses)	6,100,000	1,745,852
- exercise of warrants (c)	200,000	90,000
	28,794,469	$ 12,168,190

b) Private Placement

In November 2000, the Company completed a private placement of 1,000,000 common share units at $0.70 per unit for an aggregate subscription price of $700,000. Each unit comprises one common share and one half of one share purchase warrant. Each warrant is exercisable into common shares at a price of $0.80 per share, expiring November 2002.

c) Private Placements

In December 2000, the Company completed a private placement of 750,000 common share units at $0.35 per unit for an aggregate subscription price of $262,500. Each unit comprises one common share and one half of one common share purchase warrant. Each warrant is exercisable into common shares at a price of $0.45 per share, expiring June 2002. In June 2002 there were 200,000 warrants exercised for proceeds of $90,000.

The Company completed an additional private placement of 699,715 common shares at $0.35 per common share for an aggregate subscription price of $244,900.

6. **CAPITAL STOCK** (contd.)

d) In December 2001, the Company completed a private placement of 2,160,000 common shares at $0.25 per share for an aggregate subscription price of $510,000. Management subscribed for 160,000 common shares from this placement. 200,000 broker's warrants were issued, valid for a period of two years at a price of $0.25 per share.

e) In May 2002, the Company completed a private placement of 6,100,000 common share units at $0.30 per unit for an aggregate subscription price of $1,830,000. Each unit comprises one common share and one half of one common share purchase warrant. Each warrant is exercisable into common shares at a price of $0.40 per share expiring May 2003.

f) The Company has a stock option plan available to directors, officers, employees and other service providers of the Company. A maximum of 2,000,000 Common Shares may be issued under the Plan from time to time at prices not less than the market price of the Common Shares at the date of the grant. The number of Common Shares reserved for issuance to any one person may not exceed 5% of the issued and outstanding Common Shares at the date of such grant.

At July 31, 2002 the following stock options were outstanding:

Number Of Options	Price Per Share	Expiry Date
395,000	.65	August, 2002
100,000	.25	March, 2003
50,000	.30	May, 2003
825,000	.36	February, 2005
100,000	.34	May, 2006
300,000	.26	February 2007
1,770,000		

g) As at July 31, 2002, share purchase warrants outstanding are as follows:

Warrants	Price Per share	Expiry Date
500,000	$ 0.80	November, 2002
3,050,000	$ 0.40	May 2003
200,000	$0.25	December 2003

h) Basic loss per share has been determined by dividing net loss attributable to common shareholders by the weighted average number of common shares outstanding during the year. Dilutive loss per share is in accordance with the treasury method and is based on the weighted average number of common shares and dilutive common share equivalents outstanding. The weighted average number of common shares outstanding was 22,974,469 in 2002 and 19,197,898 in 2001.

7. CHANGES IN NON-CASH WORKING CAPITAL

The changes in non-cash working capital are comprised as follows:

	July 31 2002	July 31 2001
Prepaid and sundry receivables	$ (14,169)	$ (21,627)
Accounts payable	(4,510)	53,967
	$ (18,679)	$ 32,340

8. SUPPLEMENTARY INFORMATION

Cash and cash equivalents are comprised as follows:

	2002	2001
Cash	$ 169,186	$ 114,654
Short term investments	1,930,021	473,725
	$ 2,099,207	$ 588,379

	2002	2001
Cash paid during the year for interest	$ -	$ -
Cash paid during the year for income taxes	$ -	$ -

9. RELATED PARTY TRANSACTIONS

Transactions with related parties not disclosed elsewhere in these financial statements are as follows:

	2002	2001
Management wages to a director	$ 96,000	$ 96,000
Premises rent to a director	9,600	9,600
Geological and administrative fees to a private company controlled by an executive of the company	114,309	100,592

10. INCOME TAXES

The Company estimates that $3,200,266 ($2,818,083 in 2001) of various classes of exploration expenses can be applied against taxable income in subsequent taxation years.

In addition, the Company has remaining losses of approximately $1,190,778 carried forward for income tax purposes. These may be used until the year 2009 to reduce income which would otherwise have been taxed. No provision has been recorded in these financial statements for this possible tax benefit. These losses expire as follows:

2003	90,786
2004	252,794
2005	196,369
2006	167,489
2007	212,764
2008	121,659
2009	148,917

11. SUBSEQUENT EVENT

The Company completed a private placement of 909,091 common share units at $0.55 per share for an aggregate subscription price of $500,000 in September 2002. Each unit consists of one common share and one half of one share purchase warrant. Each warrant is exercisable into common shares at a price of $0.75 per share for a period of 18 months.

EASTMAIN RESOURCES INC.
FINANCIAL STATEMENTS
JULY 31, 2002 AND JULY 31, 2001

EASTMAIN RESOURCES INC.
FINANCIAL STATEMENTS
JULY 31, 2002 AND JULY 31, 2001

INDEX

Stern & Lovrics
Chartered Accountants

Samuel V. Stern, BA, CA
George G. Lovrics, BComm, CA, CPA

Nazli Devji, BA, CMA

AUDITORS' REPORT

To the Shareholders of
Eastmain Resources Inc.

We have audited the balance sheets of Eastmain Resources Inc. as at July 31, 2002 and July 31, 2001 and the statements of loss and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at July 31, 2002 and July 31, 2001 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Stern + Lovrics

Chartered Accountants

Toronto, Ontario
October 1, 2002

1200 Sheppard Avenue East, Suite 406, North York, Ontario M2K 2S5 Tel: (416) 499-8848 Fax: (416) 491-5301

EASTMAIN RESOURCES INC.
BALANCE SHEETS

	July 31 2002	July 31 2001
ASSETS		
CURRENT		
Cash and cash equivalents	$ 2,099,207	$ 588,379
Marketable securities (Note 2)	49,125	226,203
Prepaid and sundry receivables	51,107	36,938
	2,199,439	851,520
CAPITAL ASSETS (Note 3)	28,321	4,605
MINING PROPERTIES (Note 4)	899,102	807,396
DEFERRED EXPLORATION EXPENDITURES (Note 5)	6,697,651	5,895,660
	$ 9,824,513	$ 7,559,181
LIABILITIES		
CURRENT		
Accounts payable	$ 143,927	$ 148,437
SHAREHOLDERS' EQUITY		
CAPITAL STOCK (Note 6)	12,168,190	9,822,338
DEFICIT	(2,487,604)	(2,411,594)
	9,680,586	7,410,744
	$ 9,824,513	$ 7,559,181

APPROVED ON BEHALF OF THE BOARD:

____________________(signed Donald J. Robinson)
Director

____________________(signed Hugh R. Snyder)
Director

The attached notes form an integral part of these financial statements

EASTMAIN RESOURCES INC.
STATEMENTS OF LOSS AND DEFICIT

	July 31 2002	July 31 2001
REVENUE		
Management	$ 33,204	$ 22,745
Interest and dividends	80,741	57,053
	113,945	79,798
EXPENSES		
General and office administration	223,808	173,206
(Gain) loss on sale of investments	(51,432)	46,860
Professional fees	12,256	14,900
Amortization	5,323	21,850
	189,955	256,816
NET LOSS FOR YEAR	76,010	177,018
DEFICIT, beginning of year	2,411,594	2,234,576
DEFICIT, end of year	$ 2,487,604	$ 2,411,594
LOSS per common share (Note 6)	$ (0.003)	$ (0.009)

The attached notes form an integral part of these financial statements

EASTMAIN RESOURCES INC.
STATEMENTS OF CASH FLOWS

	July 31 2002	July 31 2001
CASH PROVIDED BY (USED FOR) OPERATIONS		
Net loss for year	$ (76,010)	$ (177,018)
Non-cash items:		
- (gain) loss on sale of investments	(51,432)	46,860
- amortization	5,323	21,850
	(122,119)	(108,308)
Changes in non-cash working capital (Note 7)	(18,679)	32,340
	(140,798)	(75,968)
FINANCING ACTIVITIES		
Capital stock issued	2,460,000	1,207,400
Issue expense	(114,148)	(19,845)
	2,345,852	1,187,555
INVESTING ACTIVITIES		
Acquisition of capital assets	(29,039)	(4,847)
Acquisition of mining claims	(91,706)	(38,007)
Deferred exploration expenditures	(1,065,991)	(1,075,957)
Funding by joint venture partner	250,000	160,000
Government grants	14,000	63,500
Proceeds from sale of marketable securities	228,510	129,129
	(694,226)	(766,182)
INCREASE IN CASH	1,510,828	345,405
CASH AND CASH EQUIVALENTS, beginning of year	588,379	242,974
CASH AND CASH EQUIVALENTS, end of year	$ 2,099,207	$ 588,379

Supplementary information (Note 8)

The attached notes form an integral part of these financial statements

5. SIGNIFICANT ACCOUNTING POLICIES

a) Nature of Financial Statements

All costs of acquiring mineral properties are capitalized. Exploration and development costs incurred to bring a mining property into production, expand the capacity of an operating mine, develop new ore bodies, or develop mine areas substantially in advance of production are capitalized.

If a mineral property or major exploration project is abandoned, or considered to have no immediate value, all costs related thereto are written off. Mineral property acquisition costs and deferred exploration and development costs relating to producing properties will be amortized using a unit-of-production method based on the estimated useful life of the mine.

b) Amortization

Amortization on the Company's capital assets is provided for at 30% per annum on a declining balance basis.

c) Future Operations

The recoverability of the amounts comprising mineral properties and deferred exploration costs are dependent upon the confirmation of economically recoverable reserves, the ability of the Company to obtain necessary financing to successfully complete its exploration and development and upon future profitable production.

d) Joint Ventures

The Company conducts some of its exploration activities on a joint venture basis. These financial statements reflect only the expenditures made by the Company for its proportionate interest in such joint ventures.

e) Fair Market Value of Financial Instruments

The carrying value of cash and cash equivalents, prepaid and sundry receivables, marketable securities and accounts payable approximate fair value given their short-term nature.

5. **SIGNIFICANT ACCOUNTING POLICIES** (contd.)

f) Use of Estimates

Management makes various estimates and assumptions in determining the reported amounts of assets and liabilities, revenues and expenses for each year presented. Changes in estimates and assumptions will occur based on additional information and the occurrence of future events.

g) Flow-through Financing

The Company has financed a portion of its exploration activities through the issue of flow-through shares which transfer the tax deductibility of exploration expenditures to the investor. Proceeds received on the issue of such shares have been credited to capital stock and the related exploration costs have been charged to mining and resource properties.

2. **MARKETABLE SECURITIES**

The marketable securities are recorded at the lower of cost and market value.

3. **CAPITAL ASSETS**

The capital assets are recorded at cost and are comprised as follows:

	Cost	Accumulated Amortization	July 31 2002 Net Book Value	July 31 2001 Net Book Value
Computer equipment	$ 4,847	$ 1,210	$ 3,637	$ 4,605
Field	29,039	4,355	24,684	-
	$ 33,886	$ 5,565	$ 28,321	$ 4,605

4. MINING PROPERTIES

The mining property claims are recorded at cost and consist of the following projects:

	July 31 2002	July 31 2001
Clearwater	$ 265,127	$ 230,823
Abitibi Extension	72,731	58,904
Railroad	37,178	23,122
Other	524,066	494,547
	$ 899,102	$ 807,396

5. DEFERRED EXPLORATION EXPENDITURES

Deferred exploration expenditures are recorded at cost and are comprised as follows:

	Balance July 31, 2001	(Net) Expenditures	Government Grants	Abandoned Mineral Property	Balance July 31, 2002
a) Clearwater	$ 1,932,100	$ 325,723	$ -	$ -	$ 2,257,823
Abitibi extension	110,964	82,161	-	-	193,125
Railroad	550,814	329,489	-	-	880,303
Other	3,301,782	78,618	(14,000)	-	3,366,400
	$ 5,895,660	$ 815,991	$ (14,000)	$ -	$ 6,697,651

	Balance July 31, 2000	Expenditures	Government Grants	Abandoned Mineral Property	Balance July 31, 2001
b) Clearwater	$ 1,464,053	$ 505,547	$ (37,500)	$ -	$ 1,932,100
Abitibi extension	83,158	27,806	-	-	110,964
Railroad	309,182	267,632	(26,000)	-	550,814
Other	3,186,810	114,972	-	-	3,301,782
	$ 5,043,203	$ 915,957	$ (63,500)	$ -	$ 5,895,660

5. **DEFERRED EXPLORATION EXPENDITURES** (contd.)

c) Projects subject to option and royalty agreements as at July 31, 2002:

Kidd Project

The Company holds an option to earn a 100% interest in the Butterworth claims, situated in Wark Township, Timmins, Ontario. The property is subject to a 10% Net Profits Interest Royalty, whereby Eastmain has the option to purchase one half of the royalty. The Company formed a 50/50 joint venture with Falconbridge Limited, which includes the Butterworth claims and adjacent claims owned by Falconbridge. Falconbridge must fund the next $150,000 in work expenditures to earn their 50% interest in this 112 hectare base metal project and the cost of the Butterworth option payments shall be divided equally among the joint venture partners. The owners of the Butterworth claims have accepted notice that further option payments will be suspended until market conditions improve.

Akweskwa Project

The Company has acquired the Akweskwa Project subject to a Net Smelter Return Royalty up to 2.5%, located near Timmins, Ontario. This 752 hectare property includes 9 patented claims optioned from Falconbridge Limited, 7 mining claims optioned from Hanson, 11 mining claims optioned from Bradbrook and 20 mining claims staked by the Company. Eastmain has earned a 50% interest in the Falconbridge claims and a 100% interest in the Bradbrook claims.

The owners of the Hanson claims have accepted notice that further option payments will be suspended until market conditions improve.

5. **DEFERRED EXPLORATION EXPENDITURES** (contd.)

Clearwater Project

Eastmain holds a 50% interest in the 14,480 hectare Clearwater Project, located in Quebec. Over the years, Eastmain has issued 200,000 Common Shares valued at $144,000 for this 50% interest. SOQUEM Inc. has earned the other 50% interest in the project by expending $2 million. Eastmain purchased the outstanding 3% Net Smelter Return Royalty from Boliden Westmin (Canada) Limited in October, 2001, for $45,000.

In May 2002, Eastmain acquired an option to earn a 75% interest in the Clearwater Project by funding $2.5 million in work expenditures over a four year period.

Lac Elmer Project

The Company holds a 50% interest in exploration permit PEM 0001121 totalling 5,000 hectares, located within the Eastmain River area, Quebec, in joint venture with Barrick Gold Corporation. Barrick previously earned a 50% interest in the Lac Elmer Project by funding $1 million in work expenditures.

BHP Agreement (includes Railroad and Abitibi Extension Projects)

The Company's 100% interest in lands formerly under BHP Minerals Canada Ltd.'s control or ownership in Quebec, Ontario and New Brunswick is subject to a 3% Net Smelter Return Royalty. Eastmain has the option to purchase one percent of the Net Smelter Return Royalty for $1 million.

Eastmain and BHP Minerals amended their agreement on March 26, 1999, whereby the Abitibi Extension Project shall be subject to a 2% Net Smelter Return Royalty in favour of BHP. Eastmain has the option to purchase one-half of the royalty for $1 million.

Rocky Lake - Otter Brook Project

The Company granted McBroom Resources Inc. an option to earn a 25% interest in the Rocky Lake - Otter Brook Project, located within the Bathurst Mining District, New Brunswick. McBroom earned its interest in the property by funding $200,000 in work. Any further work shall be funded on a pro rata share of expenditures. Any party failing to contribute its pro rata share of future expenditures shall have its interest converted to 10% net profits interest if its interest is diluted below 10%.

5. **DEFERRED EXPLORATION EXPENDITURES** (contd.)

Abitibi Extension Project

Quaterra Resources Inc. acquired an option to earn a 50% interest in the Abitibi Extension Project in exchange for $1,530,000 in exploration expenditures and 300,000 Quaterra common shares prior to April 30, 2003. Quaterra has contributed in excess of $900,000 towards its earn in and is currently in year four of the four year agreement. Eastmain shall be the project operator and entitled to a 10% management fee.

Tingley Brook Project

Eastmain granted Bubbee Ventures Inc. an option to earn a 25% interest in the Tingley Brook Project, located within the Bathurst Mining District, New Brunswick. Bubbee earned its interest in the property by funding $150,000 in work. Any further work shall 0be funded on a pro-rata share of expenditures. Any party failing to contribute its pro-rata share of future expenditures shall have its interest converted to 10% net profits interest if its interest is diluted below 10%.

Stratabound Agreement

Eastmain acquired an option to earn a 50% interest in 394 claims owned by Stratabound Minerals Corporation, located within the Bathurst Mining District, New Brunswick. Eastmain must incur $1,500,000 in work expenditures prior to April 30, 2005 and issue 50,000 common shares to earn its interest. The Company has the option to earn an additional 10% interest in the property for an additional $50,000 cash and $1,000,000 in exploration expenditures. Eastmain also has the right to contract mine the CNE zinc-lead-silver deposit, located on Mining Lease 251, and split equally any profits with Stratabound.

Railroad

Eastmain owns 100% of the Railroad project subject to a 3% Net Smelter Royalty held by BPH Billiton Limited. Eastmain has the option to purchase one-third of the royalty for $1 million.

6. CAPITAL STOCK

g) The following table sets forth the changes in issued and outstanding Common Shares of the Company:

	Number of Shares	Amount
Authorized:		
Unlimited common shares		
Issued and outstanding - July 31, 2000	17,884,754	$ 8,634,784
Issued during year		
- private placement (b) (net of $14,046 issue expenses)	1,000,000	685,954
- private placements (c) (net of $5,800 issue expenses)	1,449,715	501,600
Issued and outstanding - July 31, 2001	20,334,469	9,822,338
Issued during year for cash:		
- private placements (net of $30,000 issue expenses) (d)	2,160,000	510,000
- private placement (e) (net of $84,148 issue expenses)	6,100,000	1,745,852
- exercise of warrants (c)	200,000	90,000
	28,794,469	$ 12,168,190

b) Private Placement

In November 2000, the Company completed a private placement of 1,000,000 common share units at $0.70 per unit for an aggregate subscription price of $700,000. Each unit comprises one common share and one half of one share purchase warrant. Each warrant is exercisable into common shares at a price of $0.80 per share, expiring November 2002.

c) Private Placements

In December 2000, the Company completed a private placement of 750,000 common share units at $0.35 per unit for an aggregate subscription price of $262,500. Each unit comprises one common share and one half of one common share purchase warrant. Each warrant is exercisable into common shares at a price of $0.45 per share, expiring June 2002. In June 2002 there were 200,000 warrants exercised for proceeds of $90,000.

The Company completed an additional private placement of 699,715 common shares at $0.35 per common share for an aggregate subscription price of $244,900.

6. **CAPITAL STOCK** (contd.)

d) In December 2001, the Company completed a private placement of 2,160,000 common shares at $0.25 per share for an aggregate subscription price of $510,000. Management subscribed for 160,000 common shares from this placement. 200,000 broker's warrants were issued, valid for a period of two years at a price of $0.25 per share.

e) In May 2002, the Company completed a private placement of 6,100,000 common share units at $0.30 per unit for an aggregate subscription price of $1,830,000. Each unit comprises one common share and one half of one common share purchase warrant. Each warrant is exercisable into common shares at a price of $0.40 per share expiring May 2003.

f) The Company has a stock option plan available to directors, officers, employees and other service providers of the Company. A maximum of 2,000,000 Common Shares may be issued under the Plan from time to time at prices not less than the market price of the Common Shares at the date of the grant. The number of Common Shares reserved for issuance to any one person may not exceed 5% of the issued and outstanding Common Shares at the date of such grant.

At July 31, 2002 the following stock options were outstanding:

Number Of Options	Price Per Share	Expiry Date
395,000	.65	August, 2002
100,000	.25	March, 2003
50,000	.30	May, 2003
825,000	.36	February, 2005
100,000	.34	May, 2006
300,000	.26	February 2007
1,770,000		

g) As at July 31, 2002, share purchase warrants outstanding are as follows:

Warrants	Price Per share	Expiry Date
500,000	$ 0.80	November, 2002
3,050,000	$ 0.40	May 2003
200,000	$0.25	December 2003

h) Basic loss per share has been determined by dividing net loss attributable to common shareholders by the weighted average number of common shares outstanding during the year. Dilutive loss per share is in accordance with the treasury method and is based on the weighted average number of common shares and dilutive common share equivalents outstanding. The weighted average number of common shares outstanding was 22,974,469 in 2002 and 19,197,898 in 2001.

7. CHANGES IN NON-CASH WORKING CAPITAL

The changes in non-cash working capital are comprised as follows:

	July 31 2002	July 31 2001
Prepaid and sundry receivables	$ (14,169)	$ (21,627)
Accounts payable	(4,510)	53,967
	$ (18,679)	$ 32,340

8. SUPPLEMENTARY INFORMATION

Cash and cash equivalents are comprised as follows:

	2002	2001
Cash	$ 169,186	$ 114,654
Short term investments	1,930,021	473,725
	$ 2,099,207	$ 588,379

	2002	2001
Cash paid during the year for interest	$ -	$ -
Cash paid during the year for income taxes	$ -	$ -

9. RELATED PARTY TRANSACTIONS

Transactions with related parties not disclosed elsewhere in these financial statements are as follows:

	2002	2001
Management wages to a director	$ 96,000	$ 96,000
Premises rent to a director	9,600	9,600
Geological and administrative fees to a private company controlled by an executive of the company	114,309	100,592

10. INCOME TAXES

The Company estimates that $3,200,266 ($2,818,083 in 2001) of various classes of exploration expenses can be applied against taxable income in subsequent taxation years.

In addition, the Company has remaining losses of approximately $1,190,778 carried forward for income tax purposes. These may be used until the year 2009 to reduce income which would otherwise have been taxed. No provision has been recorded in these financial statements for this possible tax benefit. These losses expire as follows:

2003	90,786
2004	252,794
2005	196,369
2006	167,489
2007	212,764
2008	121,659
2009	148,917

11. SUBSEQUENT EVENT

The Company completed a private placement of 909,091 common share units at $0.55 per share for an aggregate subscription price of $500,000 in September 2002. Each unit consists of one common share and one half of one share purchase warrant. Each warrant is exercisable into common shares at a price of $0.75 per share for a period of 18 months.